Delta Natural Gas Company, Inc.

2014 Annual Report

1949 - 2014

65 years

Our Mission …

Delta will provide premier natural gas services while having a positive impact on customers, employees and shareholders.

To Our Shareholders …

This is Delta’s 65th year, and it has certainly been another very good year for the Company. With weather that was 7% colder than the 30 year average, our total throughput was almost 20 billion cubic feet for fiscal 2014. Our regulated distribution and transmission operations performed well, as did our unregulated businesses. As a result, Delta had very strong financial performance in 2014, with net income of $8.3 million, or $1.19 per share, compared with $7.2 million, or $1.05 per share, the prior year.

This past winter was one of the coldest we have experienced in the past few decades. Our employees did a great job of maintaining excellent reliability and providing outstanding service throughout the year. They all deserve special thanks for a job well done. Their commitment to serving our customers in the best possible fashion is certainly reflected in the Company’s performance.

The timeline below highlights some key events for Delta since its inception. Founded in 1949 by Harrison D. Peet, Delta has grown and prospered over the years with internal growth and strategic acquisitions. Mr. Peet’s memory and legacy continue to inspire everyone at the Company to provide excellent service to our customers and the best possible value to you, our owners.

Our Board of Directors, at its August 15, 2014 meeting, increased our quarterly stock dividend to $.20 per share for shareholders of record as of September 1, 2014 to be paid September 15, 2014. This is an annualized dividend of $.80 per share and represents an annual increase of 5.3%, reflecting Delta’s strong performance in 2014 and our Board’s confidence for the future of Delta and the natural gas industry.

Lewis N. (Nick) Melton is retiring from Delta’s Board of Directors in 2014 after 15 years of outstanding service. We greatly appreciate Nick’s guidance, dedication and wise counsel over the years, and we wish him the very best. His good humor, business experience and judgment will be missed.

The future for natural gas continues to be bright. We at Delta will continue to do our very best to pursue growth for the Company as we actively participate in the industry in 2015 and beyond.

Thank you for your support.

Sincerely,

Glenn R. Jennings
Chairman of the Board,
President and Chief Executive Officer

August 18, 2014

Selected Financial Information …

For the Years Ended June 30	2014	2013	2012	2011	2010

Summary of Operations ($)

Operating revenues (a)	95,845,871	80,664,837	74,078,322	83,040,251	76,422,068

Operating income (a)	15,603,439	13,188,679	13,265,228	14,061,794	12,904,494

Net income (a)(b)	8,275,128	7,200,776	5,783,998	6,364,895	5,651,817

Basic and diluted earnings per common share (a)(b)	1.19	1.05	.85	.95	.85

Cash dividends declared per common share	.76	.72	.70	.68	.65

Total Assets ($)	186,025,161	183,930,015	182,895,363	174,896,239	168,632,420

Capitalization ($)

Common shareholders' equity	74,728,352	70,005,415	66,220,407	63,767,184	60,760,170

Long-term debt	53,500,000	55,000,000	56,500,000	56,751,006	57,112,000

Total capitalization	128,228,352	125,005,415	122,720,407	120,518,190	117,872,170

Short-Term Debt ($)(c)	1,500,000	1,500,000	1,500,000	1,200,000	1,200,000

Capital Expenditures	8,077,641	7,179,473	7,337,115	8,123,479	5,275,194

(a)
We implemented new regulated base rates as approved by the Kentucky Public Service Commission in October, 2010 and the rates were designed to generate additional annual revenue of $3,513,000, with a $1,770,000 increase in annual depreciation expense.

(b)	In 2012, $877,000 of interest expense was accrued relating to a tax assessment. In 2013, the assessment was resolved and the previously accrued interest was reversed.

(c)	Includes current portion of long-term debt.

Board of Directors ...

Left:
Sandra C. Gray (a)
President, Asbury University,
Wilmore, Kentucky

Right:
Edward J. Holmes (b)
President, EHI Consultants
(planning and design services),
Lexington, Kentucky

Left:
Glenn R. Jennings (c)*
Chairman of the Board, President and Chief Executive Officer

Right:
Michael J. Kistner (b)* (c)
Consultant, MJK Consulting (financial consulting),
Louisville, Kentucky

Left:
Lewis N. Melton (a)* (c)
Civil Engineer, Vaughn &Melton Consulting Engineers, Inc.
(consulting engineering), Middlesboro, Kentucky

Right:
Arthur E. Walker, Jr. (a)
President, The Walker Company (general and highway construction),
Mount Sterling, Kentucky

Michael R. Whitley (a) (b) (c)
Lead Director; Retired Vice Chairman of
the Board, President and Chief
Operating Officer, LG & E
Energy Corp. (diversified utility),
Louisville, Kentucky

(a) Member of Corporate Governance and Compensation Committee
(b) Member of Audit Committee
(c) Member of Executive Committee
* Committee Chair

Officers …

John B. Brown Chief Financial Officer, Treasurer and Secretary
Johnny L. Caudill Vice President – Distribution
Glenn R. Jennings Chairman of the Board, President and Chief Executive Officer
Brian S. Ramsey Vice President – Transmission and Gas Supply
Matthew D. Wesolosky Vice President – Controller

Corporate Information…

Shareholders’ Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to Computershare Investor Services, LLC, the Transfer Agent and Registrar. Communications regarding dividends, the above items or any other shareholder inquiries may be directed to: Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, email: ebennett@deltagas.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Suite 2000
111 Monument Circle
Indianapolis, Indiana 46204

Disbursement Agent, Transfer Agent and Registrar for Common Shares; Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

Computershare Investor Services, LLC
P.O. Box 43036
Providence, RI 02940-3036
1-888-294-8217

2014 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

2014 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 20, 2014 at 10:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 10, 2014.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company’s common stock without paying brokerage fees. Participants may reinvest their dividends and make optional cash payments to acquire additional shares. Computershare Investor Services, LLC administers the Plan and is the agent for the participants. For more information, inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.

Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, Kentucky 40391
Phone: 859.744.6171
Fax: 859.744.6552
www.deltagas.com